# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Richmond Mutual Bancorporation, Inc., CIK 0001767837
CUSIP: 76525P100
Title of class of securities: Common stock, $0.01 par value
Address of issuer's principal executive offices: 31 N. 9TH STREET, Richmond, Indiana (IN), 47374
Date of event which requires filing of this statement: 05/23/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001830807

## Reporting persons
- Douglas Eden: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 100,000; shared voting power 523,419; sole dispositive power 100,000; shared dispositive power 523,419; aggregate amount beneficially owned 623,419 (6% of the class)

## Item 1. Issuer
Name of issuer: Richmond Mutual Bancorporation, Inc.
Address of issuer's principal executive offices: 31 North 9th Street, Richmond, IN, 47374

## Item 2. Person Filing
Name of person filing: Douglas Eden
Address of principal business office or, if none, residence: 13029 Sorrento Way, Bradenton, FL 34211
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 623,419
Percent of class: 6.0
Sole power to vote or to direct the vote: 100,000
Shared power to vote or to direct the vote: 523,419
Sole power to dispose or to direct the disposition: 100,000
Shared power to dispose or to direct the disposition: 523,419

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Douglas Eden: /s/ Douglas Eden, Douglas Eden, Principal, Eden Capital Management, LLC (05/27/2025)